The Vantagepoint Funds
700 N. Capitol Street NE
Washington, D.C. 20002
April 30, 2013
BY EDGAR
Deborah O’Neal-Johnson
Senior Counsel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Vantagepoint Funds File Nos. 333-60789 and 811-08941
Dear Ms. O’Neal-Johnson:
          On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Securities and Exchange Commission (the “Commission”) you provided to us in a telephone call on April 12, 2013 with Mayer Brown LLP, counsel to the Fund (“Staff Comments”). This correspondence is being filed in electronic format today with the Commission. Our responses are also being incorporated into Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 333-60789) and Post-Effective Amendment No. 45 to the Registration Statement under the Investment Company Act of 1940 (File No. 811-08941) (the “Amended Registration Statement”) that is also being filed today with the Commission.
          This letter is submitted to respond on a point-by point basis to the Staff Comments. Each of the Staff Comments is set forth below and is followed by the Fund’s response (with page references to the Amended Registration Statement). For reference we have attached copies of the relevant pages from the Amended Registration Statement reflecting the revisions noted.
STAFF COMMENTS FOLLOWED BY FUND RESPONSES
PROSPECTUS
Emerging Markets Exposure
1.	Does the Low Duration Bond Fund and Inflation Protected Securities Fund invest in emerging market securities as part of its principal investment strategies? If so, consider adding emerging market securities risk disclosure to the principal investment risks in the summary prospectus of these series.
Response:
          Investing in emerging market securities is not a principal investment strategy for either the Low Duration Bond Fund or Inflation Protected Securities Fund.

Ms. O’Neal-Johnson
Securities and Exchange Commission
April 29, 2013

However, both of these Fund series are permitted to invest in securities of issuers located in emerging market as disclosed in the Eligible Investments chart in the SAI. The Low Duration Bond Fund and Inflation Protected Securities Fund currently have less than 5% of their respective total assets invested in emerging market securities and do not expect to exceed that percentage.
Duration
2.	Please provide an example of duration within the summary prospectuses of the Fund’s series where duration is a component of such series’ principal investment strategy.
Response:
          An example of effective duration is included in the summary prospectuses of the Low Duration Bond Fund, Discovery Fund and Diversifying Strategies Fund. Please see pages 1, 24 and 31 of the prospectus within the Amended Registration Statement.
Credit Default Swaps
3.	Confirm that for all series of the Fund utilizing credit default swaps the notional value of the credit default swap will be covered for purposes of Section 18 of the Investment Company Act of 1940.
Response:
          The Fund’s Derivatives Policies and Procedures requires all series of the Fund utilizing credit default swaps to “cover” the notional value of, or meet statutory asset coverage requirements for, the credit default swap for Section 18 purposes. The Fund intends to comply with these policies and procedures.
Shareholder Fees
4.	Confirm that there are no Shareholder Fees for any series of the Fund.
Response:
          There are no Shareholder Fees for any series of the Fund as disclosed under “Fund Fees and Expenses” for each series.
Derivatives
5.	The prospectus states that the Fund may utilize derivative instruments. Please consider the staff observations regarding derivatives set forth in the letter from Barry

Ms. O’Neal-Johnson
Securities and Exchange Commission
April 29, 2013

D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.
Response:
          As requested, we have considered the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”) and we believe that the Fund’s registration statement disclosure regarding derivatives usage is consistent with the ICI Letter.
Portfolio Managers
6.	Please confirm that all portfolio managers listed in the prospectus are jointly and primarily responsible for the day-to-day management of the series of the Fund (or a portion thereof, as applicable) as listed in the Prospectus.
Response:
          Management states that each subadviser has represented that all portfolio managers disclosed meet the standard for day-to-day management responsibilities set forth in Item 5(b) of Form N-1A (the “Form”). In addition, each subadviser has provided information relating to the roles of each named portfolio manager for purposes of Item 10(a)(2) of the Form.
Financial Intermediaries
7.	Confirm that neither the Fund nor any of its related parties pay financial intermediaries for the sale of Fund shares or related services and therefore the Fund does not need to include the statement required by Item 8 of the Form.
Response:
          Neither the Fund nor any of its related parties pay financial intermediaries for the sale of Fund shares or related services and therefore the Fund does not need to include the statement required by Item 8 of the Form.
Maturity Strategy
8.	If any series of the Fund utilizes a maturity strategy with respect to its investments, please describe that strategy.

Ms. O’Neal-Johnson
Securities and Exchange Commission
April 29, 2013

Response:
          The only series of the Fund utilizing a maturity strategy are the Low Duration Bond Fund and one of the multiple strategies employed by the Diversifying Strategies Fund, the low duration-plus fixed income strategy. The Low Duration Bond Fund invests, under normal circumstances, at least 80% of its net assets in bonds and other fixed income securities of varying maturities, and normally invests at least 65% of its net assets in bonds and other fixed income securities with more than one year to maturity, and seeks to maintain a portfolio effective duration of no greater than three years. The low duration-plus fixed income strategy of the Diversifying Strategies Fund invests in core short and intermediate maturity fixed income securities that combined generally have a portfolio effective duration of no greater than three years.
Equity Strategy Allocations
9.	For any series of the Fund that invests directly or indirectly in equity securities, please confirm whether securities of all market capitalizations are eligible investments.
Response:
          The series of the Fund that invest directly or indirectly in equity securities generally may invest in securities of all market capitalizations. However, certain Fund series may primarily invest in securities within particular market capitalization ranges, which are further noted below.
          The Select Value Fund invests, under normal circumstances, primarily in common stocks of mid-capitalization U.S. companies and generally seeks to invest in common stocks of companies with market capitalizations that fall within the range of companies in the Russell Midcap Value Index. The Aggressive Opportunities Fund invests, under normal circumstances, primarily in common stocks of small- to mid-capitalization U.S. and foreign companies, and a portion of this Fund invests in (or obtains exposure to) stocks included in a custom version of the Russell Midcap Value Index. The Discovery Fund invests, under normal circumstances, primarily in a combination of common stocks of U.S. small-capitalization companies, Russell 2000 Index futures contracts and U.S. and foreign fixed income securities.
Restatement of Fees and Expenses
10.	For series that have a footnote to their Fee Table stating that fees and expenses have been restated to reflect current fees and expenses, please state whether fees increased or decreased to result in this restatement.

Ms. O’Neal-Johnson
Securities and Exchange Commission
April 29, 2013

Response:
          The subadviser fees and total annual fund operating expenses for the Aggressive Opportunities Fund, the Index Funds and Diversifying Strategies Fund were restated to reflect decreases in their respective subadvisory fees. In addition, the other expenses for the Diversifying Strategies Fund were also restated to reflect a decrease in the transfer agent’s fees for this series that began on March 1, 2013.
          The other expenses and acquired fund fees and expenses for the Investor M Shares of the Model Portfolio Funds and Milestone Funds were restated to reflect an increase on March 1, 2013 in the transfer agent’s fees for these series’ Investor M Shares as well as a decrease on March 1, 2013 at the acquired fund level, which result in no immediate change in the total expense ratio for these series’ existing shares. In addition, the acquired fund fees and expenses for the Model Portfolio and Milestone Funds were also restated to reflect decreases in the subadvisory fees of the underlying series in which the Model Portfolio Funds and Milestone Funds invest.
Index Funds Fee Waiver Footnote
11.	Please clarify whether there are any exclusions from the waiver disclosed in a footnote to the Annual Fund Operating Expenses table of the Index Funds and state whether there is any recoupment, reimbursement, or offset mechanism for this waiver.
Response:
          There is no recoupment, reimbursement, or offset mechanism available to Vantagepoint Transfer Agents, LLC (“VTA”), the Fund’s transfer agent, in connection with the fee waiver it has entered into with the Index Funds. In addition, there are no exclusions from the waiver.
          Under the fee waiver agreement between VTA and the Fund, VTA has agreed to waive 0.05% of the current 0.10% annual fee rate for T shares of the Index Funds as set forth in the current Transfer Agency and Administrative Services Agreement between VTA and the Fund. This fee waiver shall be in effect until (a) April 30, 2014 or (b) such later date as VTA may from time to time notify to the Board, in writing.
Milestone 2050 Fund Fee Waiver
12.	Please state whether there is any recoupment, reimbursement, or offset mechanism available to the 2050 Fund’s investment adviser, Vantagepoint Investment Advisers, LLC (“VIA”), in connection with the fee waiver it has entered into with the 2050 Fund. In addition, please state whether there are exclusions from the fee waiver.

Ms. O’Neal-Johnson
Securities and Exchange Commission
April 29, 2013

Response:
          There is no recoupment, reimbursement, or offset mechanism available to VIA in connection with the fee waiver it has entered into with the 2050 Fund. With respect to exclusions, the fee waiver agreement provides, in pertinent part:
The amount of fees waived or expenses reimbursed pursuant to this Agreement shall be limited to that portion of the total “Annual Fund Operating Expenses” that exceeds 1.10% of annual average daily net assets for Investor M Shares and 0.85% of annual average daily net assets for TM Shares. Total “Annual Fund Operating Expenses” of a share class shall mean all annual operating expenses that are deducted from that share class’ assets (including “Other Expenses;” “Acquired Fund Fees and Expenses,” such as expenses of the Fund’s underlying funds in which the Fund invests; “Management Fees;” and “Distribution [and/or Service] (12b-1) Fees”), as defined in the Instructions to Item 3 of Form N-1A as in effect on the date of this Agreement.
Accordingly, the fee waiver footnote to the annual fund operating expenses table on pg. 98 discloses that extraordinary expenses (which are not included in “Other Expenses,” as defined in Form N-1A) are excluded from the fee waiver.
XBRL
13.	Please confirm that the Fund is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its Registration Statement within 15 business days of the effective date of its post-effective amendment to the Registration Statement.
Response:
          So confirmed.
* * * *
          The Fund hereby acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ms. O’Neal-Johnson
Securities and Exchange Commission
April 29, 2013

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Any questions regarding the above responses or the Amended Registration Statement should be directed to either Catherine Taulbee at (202) 962-4600 x4998 or Amy Ward Pershkow at (202) 263-3336.
          Thank you for your attention to this filing.
Very truly yours,
/s/ Catherine J. Taulbee
Catherine J. Taulbee

FUND SUMMARIES

Low Duration Bond Fund

Investment Objective
To seek total return that is consistent with preservation of capital.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. On March 1, 2013, all outstanding shares of the Fund were renamed “Investor Shares,” and the Fund began offering a new share class, “T Shares,” to investors.

Shareholder Fees
(fees paid directly from your investment)

Transaction fees (All share classes)		None

Annual Fund Operating Expenses
(expenses that you pay each
year as a percentage		Investor
of the value of your investment)	T Shares	Shares

Management fees	0.10%	0.10%
Subadviser fees	0.14%	0.14%
Other expenses	0.14%	0.39%
Total annual fund operating expenses	0.38%	0.63%

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years

T Shares	$39	$122	$213	$480
Investor Shares	$64	$202	$351	$786

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the fiscal year ended December 31, 2012, the Fund’s portfolio turnover rate was 63% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund invests, under normal circumstances, at least 80% of its net assets in bonds and other fixed income securities of varying maturities, and normally invests at least 65% of its net assets in bonds and other fixed income securities with more than one year to maturity. The Fund seeks to maintain a portfolio effective duration of no greater than three years. Effective duration is a measure of the expected change in value of a fixed income security for a given change in interest rates, and takes into account that expected cash flows will fluctuate as interests rate change. For example, the value of a fixed income security with an effective duration of two years would be expected to decline around 2% if interest rates rose by 1%. Conversely, the value of the same fixed income security would be expected to increase around 2% if interest rates fell by 1%.

Investments selected by the Fund’s subadvisers are based on their analysis of securities, sectors, and anticipated changes in interest rates. To provide return opportunities, the Fund invests in fixed income securities that the Fund’s subadvisers believe offer attractive yields and are priced below fair market value relative to securities of similar credit quality and interest rate sensitivity.

The Fund’s investments in fixed income securities may include:

•	securities issued or guaranteed by the U.S. Government or foreign governments and their agencies or instrumentalities, or supra-national organizations (such as the World Bank);
•	securities issued by U.S. or foreign companies;
•	U.S. and foreign mortgage-backed securities;
•	U.S. and foreign asset-backed securities; and
•	municipal securities.

The Fund generally invests in investment grade fixed income securities (i.e., securities rated within the four highest grades by a major ratings agency or unrated securities that the Fund’s subadvisers determine are of comparable quality). The Fund may invest up to 10% of its net assets in securities that are rated below investment grade (commonly known as “high yield securities” or “junk bonds”) or are unrated securities that the Fund’s subadvisers determine are of comparable quality. In addition, the Fund may invest up to 10% of its net assets in floating rate loans. However, the Fund limits its investments in (i) high yield securities and (ii) floating rate loans so that, taken together, they equal no more than 10% of the Fund’s net assets.

The Fund may invest up to 30% of its net assets in foreign securities. The Fund primarily invests in securities that are denominated in the U.S. dollar, but can invest up to 10% of its net assets in securities that are denominated in foreign currencies.

The Fund also may invest up to 10% of its net assets in derivative instruments. The Fund’s subadvisers may use futures, options, and swap agreements to manage risk or obtain or adjust investment exposure. The Fund’s subadvisers also may use forward currency contracts to obtain or adjust investment exposure or to manage foreign currency risks. The Fund’s investments in credit default swaps, if any, will be less than 5% of the Fund’s net assets.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by

1

Discovery Fund

Investment Objective
To offer long-term capital growth.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. On March 1, 2013, all outstanding shares of the Fund were renamed “Investor Shares,” and the Fund began offering a new share class, “T Shares,” to investors.

Shareholder Fees
(fees paid directly from your investment)

Transaction fees (All share classes)		None

Annual Fund Operating Expenses
(expenses that you pay each
year as a percentage		Investor
of the value of your investment)	T Shares	Shares

Management fees	0.10%	0.10%
Subadviser fees	0.44%	0.44%
Other expenses	0.18%	0.43%
Total annual fund operating expenses	0.72%	0.97%

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years

T Shares	$74	$230	$401	$894
Investor Shares	$99	$309	$536	$1,190

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the fiscal year ended December 31, 2012, the Fund’s portfolio turnover rate was 81% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund invests, under normal circumstances, primarily in a combination of common stocks of U.S. small-capitalization companies, Russell 2000 Index futures contracts, and U.S. and foreign fixed income securities. The Fund’s subadvisers select stocks that they believe have above-average potential for growth and that generally have market capitalizations that fall within the range of companies in the Russell 2000® Index. The Fund’s U.S. and foreign fixed income securities (1) are held, in part, as collateral in conjunction with the Fund’s use of futures contracts; (2) may include government and agency securities, corporate bonds, mortgage-backed securities, asset-backed securities, and municipal securities; and (3) at all times have a portfolio effective duration no greater than three years. Effective duration is a measure of the expected change in value of a fixed income security for a given change in interest rates, and takes into account that expected cash flows will fluctuate as interests rate change. For example, the value of a fixed income security with an effective duration of two years would be expected to decline around 2% if interest rates rose by 1%. Conversely, the value of the same fixed income security would be expected to increase around 2% if interest rates fell by 1%.

The Fund also may invest in:

•	foreign equity securities (including those of issuers located in emerging market countries);
•	U.S. preferred stock; and
•	U.S. and foreign convertible securities.

The term “equity securities” refers to both common and preferred stock.

The Fund’s subadvisers may invest in a company’s preferred stock or convertible security for various reasons including when they believe the security type offers a higher return opportunity than the company’s common stock. Preferred stocks tend to have lower credit ratings than bonds issued by the same entity. In addition, convertible bonds frequently have credit ratings that are below investment grade or are unrated.

The Fund’s fixed income securities are generally investment grade securities (i.e., securities rated within the four highest grades by a major ratings agency or unrated securities that the Fund’s subadvisers determine are of comparable quality).

In addition to Russell 2000 Index futures contracts, the Fund’s subadvisers also may use other derivative instruments. The Fund’s subadvisers may use futures, options, and swap agreements to manage risk, or to obtain or adjust investment exposure. The Fund’s subadvisers also may use forward currency contracts to obtain or adjust investment exposure or to manage foreign currency risks. Investments in derivative instruments are limited to 15% of the Fund’s net assets.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund’s principal investment risks are summarized below:

Stock Market Risk—Stock market risk is the possibility that the prices of equity securities overall will experience increased volatility and decline over short or extended periods. Markets tend to

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Diversifying Strategies Fund

Investment Objective
To offer long-term capital growth.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. On March 1, 2013, all outstanding shares of the Fund were renamed “T Shares.”

Shareholder Fees
(fees paid directly from your investment)

Transaction fees	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage
of the value of your investment)

Management fees	0.10%
Subadviser fees[1]	0.40%
Other expenses[2]	0.14%
Total annual fund operating expenses[1]	0.64%
Fee Waiver[1]	(0.09%	)
Total annual fund operating expenses after waiver[1,2]	0.55%

[1]	One of the Fund’s subadvisers, Mellon Capital Management Corporation, has contractually agreed to reduce its subadvisory fees beginning May 1, 2011 through April 30, 2014. Mellon Capital Management Corporation may not terminate this contractual fee waiver prior to the end date.
[2]	Fees and expenses have been restated to reflect current fees and expenses.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that the contractual fee waiver described above expires on April 30, 2014 and, therefore is reflected only for a 1 year period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years

$56	$196	$348	$790

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the fiscal year ended December 31, 2012, the Fund’s portfolio turnover rate was 71% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund employs multiple investment strategies to seek long-term growth of capital, with lower volatility over time than that of stocks in general and a risk/return profile different from that of traditional asset classes, such as stocks and fixed income securities (i.e., a “low correlation” to such asset classes). In combination, the Fund’s investment strategies seek to provide investment exposure to U.S. and foreign stocks and fixed income securities (including convertible securities) and foreign currencies through direct investments or through the use of derivative instruments. The Fund currently uses the following investment strategies:

•	Global Tactical Asset Allocation Strategy;
•	Low Duration-Plus Fixed Income Strategy; and
•	Convertible Securities Strategy.

Each of these investment strategies is described in more detail below.

•	Global Tactical Asset Allocation Strategy—The Fund allocates a portion of its assets to the global equity, investment grade fixed income and currency markets by investing in derivative instruments that provide investment exposure to fixed income securities, currencies and common or preferred stocks issued by companies, governments or their agencies or instrumentalities located in any part of the world, including emerging market countries. These derivative instruments generate their returns from the performance of such fixed income securities, currencies, or stocks and include, but are not limited to, futures, options, swap agreements (including total return, credit default, and interest rate swaps), and forward currency contracts.

To provide liquidity and the collateral needed to meet its obligations under derivatives contracts entered into for the Fund pursuant to the Global Tactical Asset Allocation strategy, the Fund generally holds a significant portion of its assets in high quality, short-term fixed income securities using an enhanced cash management strategy.

•	Low Duration-Plus Fixed Income Strategy—Another portion of the Fund’s portfolio invests in core short and intermediate maturity fixed income securities (including securities issued or guaranteed by the U.S. Government or foreign governments and their agencies or instrumentalities, and U.S. and foreign mortgage-backed and asset backed securities) that combined generally have a portfolio effective duration of no greater than three years. Effective duration is a measure of the expected change in value of a fixed income security for a given change in interest rates, and takes into account that expected cash flows will fluctuate as interests rate change. For example, the value of a fixed income security with an effective duration of two years would be expected to decline around 2% if interest rates rose by 1%. Conversely, the value of the same fixed income security would be expected to increase around 2% if interest rates fell by 1%.

31